DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043143

January 30, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/30/2007

Re: General Electric Company
Incoming letter dated December 8, 2006

Dear Mr. Mueller:

This is in response to your letters dated December 8, 2006 and January 24, 2007 concerning the shareholder proposal submitted to GE by Thomas J. Borelli, Ph.D. We also have received letters on the proponent's behalf dated December 27, 2006 and January 25, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
12309 Briarbush Lane
Potomac, MD 20854

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 8, 2006

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
32016-00092

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Thomas J. Borelli, Ph.D.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from Thomas J. Borelli, Ph.D. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to GE's ordinary business operations (*i.e.*, involving GE in the political or legislative process relating to specific legislative initiatives and a review and assessment of pending legislation).

THE PROPOSAL

The Proposal asks that shareowners request GE to issue a "business social responsibility report" describing GE's activities and plans to address and promote a specific agenda of public policy matters, including specific legislative and regulatory initiatives. In addition to seeking a report, five of the paragraphs in the supporting statement of the Proposal describe the Proponent's views on legislative and regulatory initiatives advocated in the Proposal, such as tax reform, litigation and tort law reform and reform of the Sarbanes-Oxley Act of 2002. In addition to those paragraphs, the supporting statement demonstrates that the Proposal seeks a report on GE's lobbying activities on these matters. For example, the supporting statement begins, "[s]hareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities. Shareholders have the right to know to what extent management is meeting this expectation." A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals with Matters Related to GE's Ordinary Business Operations.

A. The Proposal Addresses Ordinary Business Matters.

As noted above, the Proposal is focused on involving GE in public policy debates and lobbying on specific matters. The "resolved" clause in the Proposal seeks a report on GE's activities and plans with respect to the impact of specifically identified pending legislative and regulatory initiatives, as well as information on GE's activities with respect to "promoting … trade liberalization, and deregulation."

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See, e.g.*, Staff Legal Bulletin No. 14C, part D.2.

(June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.") As a result, regardless of whether the "resolved" clause in a proposal implicates ordinary business matters, the proposal is excludable when the supporting statement has the effect of transforming the vote on the proposal into a vote on an ordinary business matter. For example, in *General Electric Co.* (avail. Jan. 10, 2005), the Staff concurred in the exclusion of a proposal where the "resolved" clause related to the company's executive compensation policy (an issue the Staff has determined raises significant policy considerations) because the supporting statement primarily addressed the issue of the depiction of smoking in motion pictures. In concurring that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." Likewise in *Corrections Corporation of America* (avail. Mar. 15, 2006), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(7) where the "resolved" clause addressed a particular executive compensation policy but the thrust and focus of the supporting statement related to general compensation matters.

This position is also reflected in numerous letters addressing proposals on corporate charitable giving, where the Staff has concurred that proponents cannot use an otherwise non-excludable resolution as a vehicle for raising matters that relate to a company's ordinary business operations. In this context, the Staff has recognized a distinction under Rule 14a-8(i)(7) between appropriate proposals that address generally a company's policies toward charitable giving and excludable proposals that focus on charitable giving to particular types of organizations. In assessing this distinction, the Staff has not only reviewed the "resolved" clause set forth in the proposal, but has assessed the resolution and the supporting statement as a whole. For example, in *Wyeth* (avail. Jan. 23, 2004), the Staff determined that the company could not exclude a proposal requesting it to refrain from making charitable contributions where the supporting statement did not shift the focus of the proposal to a particular type of charitable organization. In contrast, in *Bank of America Corp.* (avail. Jan. 24, 2003), the Staff concurred that the company could exclude a proposal with a "resolved" clause that was virtually identical to the one considered in *Wyeth*, but in which the supporting statement focused on ceasing contributions to a particular type of charitable organization. Likewise, in *American Home Products* (avail. Mar. 4, 2002), the proposal requested that the board form a committee to study and report on the impact charitable contributions have on American Home Products' business and share value. However, because five of the six "whereas" clauses in the proposal addressed Planned Parenthood and similar organizations, the Staff concurred that the company could exclude the proposal. *See also Schering-Plough Corp.* (avail. Mar. 4, 2002) (same). Significantly, just as the proposals in *American Home Products* and *Schering-Plough* focused on a particular charity rather than the company's charitable giving policy generally, the Proposal here consists of numerous paragraphs addressing specific legislative and regulatory initiatives that are currently pending in Congress, including in the areas of tax reform, litigation/tort reform, reform of the Sarbanes-Oxley Act of 2002.[1]

The letters discussed above reflect the fact that proponents may not use the opportunity to provide a supporting statement under the shareowner proposal process as a means to circumvent Rule 14a-8(i)(7)'s restriction on proposals addressing ordinary business matters. Here, both the "resolved" clause and the supporting statement make it clear that the Proponent is primarily concerned with involving GE in lobbying for and participating in public policy debates with respect to specific legislative initiatives.

B. The Proposal Involves Ordinary Business Matters Because It Attempts to Involve GE in Public Policy Discussions Regarding Specific Legislative and Regulatory Initiatives That Address GE's Business.

In a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it seeks to involve a company in the political or legislative process. For example, in *International Business Machines Corp.* (avail. Jan. 21, 2002) the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears

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[1] Tax reform and alternatives to the current system of federal taxation are the subject of numerous bills currently pending in Congress. *See, e.g.*, Simplified USA Tax Act of 2006, H.R. 4707, 109th Cong. (2006) ("To amend the Internal Revenue Code of 1986 to restructure and replace the income tax system of the United States to meet national priorities, and for other purposes"); Freedom Flat Tax Act, H.R. 1040, 109th Cong. (2005) ("To amend the Internal Revenue Code of 1986 to provide taxpayers a flat tax alternative to the current income tax system"); Fair Tax Act of 2005, S. 25, 109th Cong. (2005) ("A bill to promote freedom, fairness, and economic opportunity by repealing the income tax and other taxes, abolishing the Internal Revenue Service, and enacting a national sales tax to be administered primarily by the States"). Similarly, at least one bill currently pending in Congress is directly related to tort reform. *See* Lawsuit Abuse Reduction Act of 2005, H.R. 420, 109th Cong. (2005) ("To amend Rule 11 of the Federal Rules of Civil Procedure to improve attorney accountability, and for other purposes"). Congressional hearings in both 2005 and 2006 relating to reforming certain provisions of the Sarbanes-Oxley Act of 2002 suggest that legislation may soon be introduced in this area as well. *See Sarbanes Oxley Section 404: What is the Proper Balance Between Investor Protection and Capital Formation for Smaller Public Companies?: Hearing Before the House Comm. on Small Business*, 109th Cong. (2006); *The Impact of the Sarbanes-Oxley Act: Hearing Before the House Comm. on Financial Services*, 109th Cong. (2005).

directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also General Motors Corp.* (avail. Apr. 7, 2006) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company petition the U.S. Government for improved corporate average fuel economy standards, "lead the effort to enroll the assistance of the Administration and Congress" and the automotive industry to develop a non-oil based transportation system, and spread this technology to other nations); *Chrysler Corp.* (avail. Feb. 10, 1992) (concurring, in reliance on Rule 14a-8(i)(7), in the omission of a proposal requesting that the company actively support and lobby for universal health coverage).[2]

Even though the Proposal is phrased in terms of requesting a report on GE's activities and plans regarding legislative and regulatory initiatives, it is well established that when determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." *See* Exchange Act Release No. 20091 (Aug. 16, 1983). The Staff has concurred that proposals seeking reports can have the effect of involving a company in the political or legislative process and therefore be excludable under Rule 14a-8(i)(7). For example, in *International Business Machines Corp.* (avail. Mar. 2, 2000), the Staff concurred in the omission of a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "[w]e note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

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[2] The Proponent is affiliated with the Free Enterprise Action Fund, which has submitted a separate proposal to GE seeking to limit its legislative and regulatory activities with respect to environmental issues. *See* http://freeenterpriseactionfund.com/release112006.htm (quoting the Proponent). Regardless of whether a proposal seeks to involve a company in legislative and regulatory matters, or seeks to limit a company's involvement in such matters, the Staff has concurred that a proposal is excludable under Rule 14a-8(i)(7) if it concerns political activity relevant to an aspect of the company's business. For example, in *General Motors Corp.* (avail. Mar. 17, 1993), the Staff concurred that a proposal directing the company to cease all lobbying and other efforts directed at opposing legislation that would increase corporate average fuel economy standards was excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations. *See also Pacific Enterprises* (avail. Feb. 12, 1996) (concurring that a proposal submitted to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was "directed at involving the company in the political or legislative process that relates to aspects of the Company's operations").

Here, the Proposal states that the report may cover GE's plans to "reduc[e] the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform)." The Staff consistently has concurred that proposals seeking reports on the impact on a company of legislative, policy and/or regulatory actions are ordinary business matters.

Recently, in *Microsoft Corp.* (avail. Sept. 29, 2006), the Staff concurred in the exclusion of a proposal calling for an evaluation of the impact on the company of expanded government regulation of the Internet. Additionally, in *General Electric Co.* (avail. Jan. 17, 2006), the Staff concluded that a proposal relating to a report on the impact of a flat tax was properly excludable under Rule 14a-8(i)(7) as relating to GE's "ordinary business operations (i.e., evaluating the impact of a flat tax on GE)." *See also Verizon Communications Inc.* (avail. Jan. 31, 2006) (same); *Citigroup Inc.* (avail. Jan. 26, 2006) (same); *Johnson & Johnson* (avail. Jan. 24, 2006) (same). Likewise, in *Pepsico, Inc.* (avail. Mar. 7, 1991), the Staff concurred that a shareowner proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). *See also Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings); *Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (concurring in the exclusion of a similar proposal under Rule 14a-8(i)(7)).

As with each of the proposals discussed above, the Proposal requests a report on, and seeks to direct GE's political and lobbying activities with respect to, a specific agenda of legislative reforms and public policies affecting GE's operations, including tort reform, trade liberalization and deregulation. An assessment of and approach to regulatory or legislative reforms and public policies impacting many aspects of GE's business is a customary and important responsibility of management, and is not a proper subject for shareowner involvement. GE devotes significant time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including taking positions on legislative policies that are in line with the best interests of GE. This process involves the study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on GE's financial position and shareowner value. Likewise, decisions as to how and whether to lobby on behalf of particular legislative initiatives, or whether to participate otherwise in the political process by taking an active role in public policy debates on the legislative initiatives, involve complex decisions implicating the impact of proposed legislation on GE's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the company. Shareowners are not positioned to make such judgments. Rather, determining appropriate legislative and policy reforms to advocate on behalf of GE and assessing the impact of such reforms are matters more appropriately addressed by management. Thus, just as with last year's proposal (cited above) that sought to involve GE in the public policy debate on tax reform, this Proposal likewise implicates GE's ordinary business operations by seeking to involve GE in a number of currently pending legislative initiatives.

This Proposal is clearly distinguishable from other proposals that ask companies to list and report *generally* on their political activities but that do not focus on particular legislative or regulatory topics. For example, in *American Telephone and Telegraph Co.* (avail. Jan. 11, 1984), the proposal requested that the company disclose each political contribution made by the company. In its letter stating that it did not concur that the proposal was excludable, the Staff viewed the proposal as relating to "general political activities" and not "activities that relate directly to the Company's ordinary business." *See also Exxon Mobil Corp.* (avail. Mar. 5, 2004) (Staff did not concur with exclusion as ordinary business of a proposal that asked the company to prepare a report on the company's policies and business rationale for political contributions, the identity of the person making the decisions about political contributions, and an accounting of the company's political contributions).

In contrast to the proposals in *American Telephone and Telegraph Co.* and *Exxon Mobil Corp.*, here the Proposal focuses on specific legislative initiatives applicable to GE's products and business operations. Thus, the Proposal is more closely analogous to the proposals on charitable contributions that were the subject of the *Bank of America* and *American Home Products* no-action letters discussed above. Just as with those proposals, the Proposal here – while framed as a general request on the extent of GE's activities – clearly seeks to address GE's activities with respect to specific legislative and public policy initiatives. For example, the Proposal requests that GE's report detail plans to: "Promot[e] key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value." The Proposal also requests that the report indicate GE's plans for "[r]educing the impact . . . of unmeritorious litigation (lawsuit/tort reform). . . and taxes on the Company (i.e., tax reform)."

C. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal Is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.

Well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Proposal's direct references to GE lobbying to address the impact of certain matters that are the subject of specific legislative efforts and lobbying to promote other policy initiatives are directed at involving GE in a specific legislative agenda and reporting on its efforts to address the impact of issues that are subject to proposed legislation. The Proposal's references to GE becoming involved in public policy debates and public opinion campaigns likewise clearly seek to involve GE in the political process. But, even if the Staff were to read portions of the Proposal as addressing general political activities, the references in this Proposal to specific legislative initiatives makes the entire Proposal excludable under Rule 14a-8(i)(7).

The Staff has consistently concurred that a proposal may be excluded in its entirety when it implicates in part ordinary business matters. For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareowner value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also E*Trade Group, Inc.* (avail. Oct. 31, 2000) (permitting exclusion of a proposal where two out of four items involved ordinary business matters); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the elements of the Proposal requesting a report on the impact of certain legislative reforms currently pending in Congress and GE's political activities with respect to specific public policy matters make the Proposal no different than the proposals that the Staff concurred involved ordinary business matters. Thus, regardless of whether other elements of the Proposal may be deemed to implicate general policy issues, these elements render the Proposal excludable. Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding involvement in political activities relating to GE's business and a review and assessment of pending legislation, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, GE agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

ROM/kmh
Enclosures

cc: David M. Stuart, General Electric Company
Thomas J. Borelli, Ph.D.

100116124_8.DOC

EXHIBIT A

Thomas J. Borelli, PhD

Post-it® Fax Note 7671	Date 11/3/06 # of pages ▶
To BRACKETT DENNISTON	From TOM BORELLI
Co./Dept.	Co.
Phone #	Phone # 914-793-6827
Fax # 203-373-3225	Fax #

BY FAX

November 3, 2006

Mr. Brackett B. Denniston, III
Senior Vice President, General Counsel
General Electric Company.
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Denniston:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I am the beneficial owner of approximately 293 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of my beneficial ownership of the afore-mentioned Company stock.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at 914-793-6827. Copies of correspondence or a request for a "no-action" letter should be forwarded to Dr. Thomas J. Borelli, 173 Oakland Avenue, Eastchester, NY 10709.

Sincerely,

Thomas J Borelli

Thomas J. Borelli, PhD
Owner of GE Common Stock

Attachments: Shareholder Proposal: Business Social Responsibility Report
Letter from Merrill Lynch

173 Oakland Avenue, Eastchester, NY 10709
T: 914.793.6827 F: 914.931.5960

Business Social Responsibility Report

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Business Social Responsibility Report. The report may include a description of Company activity and plans with respect to:

1. Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).
2. Promoting key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value.
3. Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise nonprofit groups, public relations and participation in effective business trade organizations.

Supporting Statement:

Shareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities

Shareholders have the right to know to what extent management is meeting this expectation.

Frivolous litigation, excessive jury verdicts, excessive legal fees and class action lawsuit abuse; unnecessarily burdensome federal and state laws and regulations; high corporate taxes; and other anti-business circumstances and conditions may create a business environment that is not conducive to management's main responsibility – increasing shareholder value.

Frivolous lawsuits are a persistent drag on economic growth and prosperity, costing an estimated $200 billion per year according to the Manhattan Institute. Beyond this significant drag on the economy, lawsuits can devastate companies and entire industries.

Compliance with the Sarbanes-Oxley Act of 2002 (SOX) is unduly burdensome. The net private cost of SOX has been estimated to be as much as $1.4 trillion, according to a February 2005 study from the University of Rochester, while SOX's benefits are, at best, intangible and difficult to quantify.

The current federal corporate income tax is complex, costly, and burdensome for businesses. Federal tax laws and regulations exceed 50,000 pages. Annual tax compliance costs may reach $200 billion per year. The U.S. has the second-highest corporate tax rate among 69 countries, according to the Cato Institute.

The 2003 dividend-tax cut reduced the cost of owning stock and encouraged firms to pay out dividend checks to shareholders, and enabled Fortune 500 companies to pay $60 billion more in dividends checks than before, according to the Cato Institute.

Businesses provide myriad social benefits including: valuable goods and services, jobs and related benefits, individual and societal wealth creation, technological innovation, and tax revenues.

Falling to promote the social value of business and its philosophical basis (i.e., capitalism and free enterprise), and failing to defend business from unmeritorious and harmful attacks by opportunistic politicians and anti-business social activists, businesses risk losing the battle for public opinion. The loss of public esteem may subject business to greater government regulation, increased lawsuit pressure and higher taxes – all of which contribute to a more hostile business environment that may harm shareholder value.

Jonathan Wolfe, CFP®
Resident Director

Global Private Client

105 South Bedford Road
Mount Kisco, New York 10549
914 241 6452 Direct
888 279 2143 Toll Free
FAX 914 241 6489
jonathan_e_wolfe@ml.com

Merrill Lynch

10/24/2006

Brackett B. Denniston, III
Senior Vice President, General Counsel
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Resolution of Mr. Thomas Borelli

Dear Bracket B. Denniston, III

Merrill Lynch holds 293 shares of General Electric (the "Company") common stock beneficially for Mr. Borelli, the proponent of a shareholder proposal submitted to General Electric and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Merrill Lynch have been beneficially owned by Mr. Borelli continuously for more than one year prior to the submission of his resolution. The stock was purchased on 03/10/2004 and Merrill Lynch continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Jonathan Wolfe
Resident Director

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243

F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

FAX (914-793-6827) and FEDEX

Thomas J. Borelli, Ph.D.
173 Oakland Avenue
Eastchester, NY 10709

Re: Shareowner Proposal

Dear Dr. Borelli:

We received your shareowner proposal entitled "Business Social Responsibility Report".

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that the letter you sent from Merrill Lynch does not satisfy this requirement since it is dated prior to submission of your proposal.

Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

From: Stuart, David M (GE, Corporate) [mailto:david.m.stuart@ge.com]
Sent: Tuesday, November 14, 2006 3:09 PM
To: Tom Borelli
Subject: RE: Your Fax -- Note from Tom Borelli

Dr. Borelli:

Thank you for the confirmation. If, in lieu of proceeding with your proposal, you are open to discussing what the Company is doing to address the issues you raise, please let me know. I would be pleased to participate in a dialogue between you and an appropriate GE representative on these subjects.

Dave

****

David M. Stuart
Senior Counsel
Investigations and Regulatory
General Electric Co.
3135 Easton Turnpike, W3B
Fairfield, CT 06828
(t) 203-373-2243
(c) 203-895-5701
(f) 203-373-2523

-----Original Message-----
From: Tom Borelli [mailto:tom@feafund.com]
Sent: Tuesday, November 14, 2006 2:53 PM
To: Stuart, David M (GE, Corporate)
Subject: Your Fax -- Note from Tom Borelli

Hi David,

Thanks for your fax today. I will resubmit the ownership letter shortly.

Please call me if you have any further questions or concerns.

Thanks

Tom
914.793.6827

Jonathan Wolfe, CFP®
Resident Director

Global Private Client

105 South Bedford Road
Mount Kisco, New York 10549
914 241 6452 Direct
888 279 2143 Toll Free
FAX 914 241 6489
jonathan_e_wolfe@ml.com

Merrill Lynch

11/14/2006

Brackett B. Denniston, III
Senior Vice President, General Counsel
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Resolution of Mr. Thomas Borelli

Dear Bracket B. Denniston, III

Merrill Lynch holds 293 shares of General Electric (the "Company") common stock beneficially for Mr. Borelli, the proponent of a shareholder proposal submitted to General Electric and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Merrill Lynch have been beneficially owned by Mr. Borelli continuously for more than one year prior to the submission of his resolution. The stock was purchased on 03/10/2004 and Merrill Lynch continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Jonathan Wolfe
Resident Director

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

December 27, 2006

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: General Electric Company; Shareowner Proposal of Thomas J. Borelli;
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of Thomas J. Borelli, attached please find six (6) copies of Mr. Borelli's response to a December 8, 2006 request by the General Electric Company for a no-action letter from the Staff in connection with the above-captioned shareowner proposal.

Sincerely,

Steven J. Milloy

Enclosures

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

December 27, 2006

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: General Electric Company; Shareowner Proposal of Thomas J. Borelli; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of Thomas J. Borelli in response to the December 8, 2006 request by the General Electric Company. ("GE" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with GE's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

We believe the Proposal is not excludable for any of the reasons claimed by GE.

THE PROPOSAL

The Proposal states in its entirety:

Business Social Responsibility Report

Resolved: The shareholders request that the Board of Directors prepare by November 2007, at reasonable expense and omitting proprietary information, a Business Social Responsibility Report. The report may include a description of Company activity and plans with respect to:

1. Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).
2. Promoting key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value.
3. Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise nonprofit groups, public relations and participation in effective business trade organizations.

Supporting Statement:

Shareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities

Shareholders have the right to know to what extent management is meeting this expectation.

Frivolous litigation, excessive jury verdicts, excessive legal fees and class action lawsuit abuse; unnecessarily burdensome federal and state laws and regulations; high corporate taxes; and other anti-business circumstances and conditions may create a business environment that is not conducive to management's main responsibility – increasing shareholder value.

Frivolous lawsuits are a persistent drag on economic growth and prosperity, costing an estimated $200 billion per year according to the Manhattan Institute. Beyond this significant drag on the economy, lawsuits can devastate companies and entire industries.

Compliance with the Sarbanes-Oxley Act of 2002 (SOX) is unduly burdensome. The net private cost of SOX has been estimated to be as much as $1.4 trillion, according to a February 2005 study from the University of Rochester, while SOX's benefits are, at best, intangible and difficult to quantify.

The current federal corporate income tax is complex, costly, and burdensome for businesses. Federal tax laws and regulations exceed 50,000 pages. Annual tax compliance costs may reach $200 billion per year. The U.S. has the second-highest corporate tax rate among 69 countries, according to the Cato Institute.

The 2003 dividend-tax cut reduced the cost of owning stock and encouraged firms to pay out dividend checks to shareholders, and enabled Fortune 500 companies to pay $60 billion more in dividends checks than before, according to the Cato Institute.

Businesses provide myriad social benefits including: valuable goods and services, jobs and related benefits, individual and societal wealth creation, technological innovation, and tax revenues.

Failing to promote the social value of business and its philosophical basis (i.e., capitalism and free enterprise), and failing to defend business from unmeritorious and harmful attacks by opportunistic politicians and anti-business social activists, businesses risk losing the battle for public opinion. The loss of public esteem may subject business to greater government regulation, increased lawsuit pressure and higher taxes – all of which contribute to a more hostile business environment that may harm shareholder value.

RESPONSE TO GE's CLAIMS

I. Summary of the Proposal

The Proposal requests that GE prepare a report for shareholders describing what, if any, activities the Company is undertaking to improve the general environment for the conduct of business ("business environment"). The Company already issues an annual report[1] (the

[1] *See e.g.*, General Electric Company, "Solving BIG Needs", http://www.ge.com/files/usa/citizenship/pdf/GE_2006_citizen_06rep.pdf.

"Citizenship Report") to shareholders about what activities GE engages in to improve the social and natural environment. The Citizenship Report addresses issues such as human rights; environment health and safety; and public policy.

The Proposal takes the view that the business environment is as significant a social policy issue as the environment, human rights and the other social issues addressed by GE in its Citizenship Report.

The Proposal requests information about what GE is doing to improve the business environment. Potential topics of interest to shareholders mentioned in the Proposal include reducing the impacts of unmeritorious litigation; reducing unnecessarily burdensome laws and regulations; reducing taxes; promoting pro-free enterprise principles and policies; and promoting the social benefits of business and the virtues of capitalism.

Significantly, none of these issues must be included in the report. The Proposal clearly states that GE "may" include them in the report.

The Proposal does not request that GE taken any action other than to report to shareholders. The broad discretion the Proposal provides to GE in producing the report – particularly with respect to what subject areas and information GE chooses to include – precludes GE from arguing that the Proposal aims at involving GE in specific political and legislative activities. The Proposal merely asks, generally, for a report on what GE is doing to improve the business environment.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

GE erroneously claims that the report is focused on involving GE in public policy debates and lobbying on specific matters. First, the Proposal only asks for a report in the nature of disclosure. Second, the Proposal provides GE with broad discretion in choosing what topics to include in the report. The broad discretion given to GE means that the Proposal is not intended to involve GE in any specific public policy debates or legislative activities. Moreover, the Proposal cannot possibly seek to involve GE in lobbying since shareholders have no idea what GE may or may not be doing with regard to such activities. GE may already be involved in lobbying activities, in which case GE's argument fails since the Company would already be involved in lobbying.

Contrary to GE's assertion, the Proposal's supporting statement (the "Supporting Statement") does not convert the Proposal into a vote on an ordinary business matter. The Supporting Statement, as its name implies, merely argues for the need for the report requested by the Proposal. A vote on the Proposal cannot possibly constitute a vote on ordinary business since shareholders would have no idea about what GE is doing with respect to the business environment issues addressed by the Proposal. A vote for the Proposal is merely a vote for disclosure. GE fails to explain specifically how the Proposal would be a vote concerning ordinary business operations. Accordingly, *General Electric Company (Jan. 10, 2005)* and *Corrections Corporation of America (Mar.15, 2000)* are irrelevant top the matter at hand.

GE's effort to link the Proposal with prior Staff determinations concerning charitable contributions also fails since the Staff determinations cited – including *Bank of America (Jan. 24, 2003)*, *American Home Products (Mar. 4, 2002)*, and *Schering Plough (Mar. 4, 2002)* – appear to have been superceded by the Staff determination in *PepsiCo Inc. (Mar. 3, 2006)*. In *PepsiCo Inc.*, the proposal was not excludable even though its "resolved" clause addressed charitable contributions generally but its supporting statement mentioned specific charitable donations.

III. The Proposal does not attempt to involve GE in public policy discussions regarding specific legislative and regulatory initiatives that address GE's business.

The Proposal only asks for a report that is in the nature of disclosure. The report cannot legally compel or otherwise induce GE to take any specific action.

GE's references to prior staff determinations do not appear relevant to the Proposal:

- *International Business Machines (Jan. 21, 2002)* is distinguishable because in that case the proposal called for the company to take direct action – i.e., to "[j]oin other corporations in support of a properly financed national health insurance system." In contrast, the instant Proposal only requests a report.

- *Microsoft Corp. (Sep. 29, 2006)* remains under appeal with the Staff and Commission by its proponent. In any event, that proposal requested that the company explain why it was involved in specific lobbying activities. In contrast, the Proposal requests a report on general activities GE is undertaking to improve the general business environment, not one addressing specific legislative activities.

- *General Electric Co. (Jan. 17, 2006)*, *Verizon Communications (Jan. 31, 2006)* and *Citigroup Inc. (Jan. 26, 2006)* are distinguishable because those proposals requested the companies to speculate specifically on the impacts of a hypothetical flat tax on the companies, a specific legislative area. In contrast, the Proposal requests a report on general activities GE is undertaking to improve the general business environment, not one addressing specific legislative activities.

- *Niagara Mohawk Holdings Inc. (Mar. 5, 2001)* and *Electronic Data Systems (Mar. 24, 2000)* are distinguishable because those proposals would have involved the company in specific ongoing political and legislative processes. In contrast, the Proposal requests a report on general activities GE is undertaking to improve the general business environment, not one addressing specific legislative activities.

Contrary to GE's assertion, the Proposal does not focus on specific legislative initiatives applicable to GE's products and business operations. Although the Proposal does states several areas of interest to shareholders – e.g., tort reform, tax reform, and regulatory reform – these areas are <u>optional</u> for inclusion in the report. The Proposal only states, for example, that GE <u>may</u> report on what the Company is doing with respect to unmeritorious litigation. But inclusion in the report of that specific topic is not required – nor is any other topic mentioned in the Proposal required to be included in the report. Because the Proposal is open ended and provides GE with broad discretion, the Proposal cannot be described as intended to involve GE in specific legislative activities. GE may, in fact, decide to exclude any particular activity or areas from its report.

IV. The Proposal addresses significant social policy issues that are not excludable as ordinary business operations.

The Proposal asks GE to report on what the Company is doing to improve the business environment – a significant social policy issue akin to the numerous environment, human rights and labor issues that the Staff has previously determined to be not excludable under the ordinary business operations exception of Rule 14a-8(i)(7) and that GE already addresses in its annual Citizenship Report. The Proposal does not require GE to focus on any specific Company efforts. It provides GE with great latitude in producing the report.

The follow references by GE are irrelevant to the Proposal:

- *General Electric Company (Feb. 10, 2000)* is not relevant because that proposal would have directed the company to follow specific accounting methods.

- *Medallion Financial Bank (May 11, 2004)* is not relevant because that proposal directed the company on how to enhance shareholder value;

- *E*Trade Group, Inc. (Oct.31, 2000)* is not relevant because that proposal apparently mixed some ordinary business matters in with social policy issues. In contrast, the Proposal addresses a single significant social policy issue (i.e., reporting on what the company is doing to improve the business environment) that transcends ordinary business operations.

- *Wal-Mart Stores, Inc. (Mar. 15, 1999)* is not relevant because that proposal was clearly aimed at directing the company to take specific actions (e.g., not purchasing goods made with child labor).

The Proposal provides GE with broad discretion in addressing a significant social policy issue. Nothing in the Proposal is mandatory. GE can include or omit whatever of its activities it desires. Moreover, even if the Proposal receives a majority of the shareholder vote, it is not binding on management. GE's claim that the Proposal attempts to involve the Company in specific legislative activities is unsupported by the facts and relevant precedent.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject GE's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and GE and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to GE and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from GE or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or GE's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
David M. Stuart, GE

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 25, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: General Electric Company; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the January 24, 2007 letter from the General Electric Company ("GE" or the "Company") concerning the above-captioned shareholder proposal of the FEAOX (the "FEAOX Proposal").

We believe that GE's new assertions are erroneous and without merit. But even if the Division of Corporation Finance (the "Staff") agrees with GE's assertion that the FEAOX 2007 Proposal and the one submitted by Mr. Thomas J. Borelli (the "Borelli Proposal") are from the same shareholder, GE's request that both proposals be excluded is excessive and unwarranted.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX.

I. The FEAOX 2007 Proposal is not excludable merely because its supporting statement has changed.

The proposal in *General Electric Company (January 17, 2006)* and the FEAOX 2007 Proposal are substantially the same. Both request a report to shareholders on the scientific and economic aspects of GE's lobbying for global warming regulation.

First, while the proposals' supporting statements obviously differ, the mere fact that they differ is not grounds for exclusion. GE offers no facts or law indicating that mere change in a supporting statement renders a proposal excludable.

Next, the FEAOX 2007 Proposal's request for a report on the costs and benefits of GE's global warming policy is not equivalent to an evaluation of risks and liabilities. The staff ruled as much in *General Electric Company*. Other than citing irrelevant prior staff recommendations and making unsupported assertions, GE offers no facts or explanation as to how the report requested by the FEAOX 2007 Proposal constitutes an evaluation of risks and liabilities. The requested report involves costs and benefits, which are actual events that have already occurred. It does not request that GE speculate on future risks and liabilities.

The supporting statement in the FEAOX 2007 resolution is factually correct, factually consistent with the proposal section, does not introduce facts or issues unrelated to the proposal section and contains arguments for why shareholders should vote for it. To exclude the FEAOX 2007 Proposal merely because GE is concerned that the supporting statement may be more persuasive to shareholders would be arbitrary and unfair.

II. The Proposals are not submitted by the same proponent.

Contrary to GE's assertion, the FEAOX 2007 Proposal and the Borelli Proposal were not submitted by the same Proponent in violation of Exchange Act Release No. 12999 (November 22, 1976).

As pointed out by GE, the Exchange Act Release states in relevant part,

> In connection with [adopting a limit, which at the time was two shareowner proposals per proponent], the Commission is aware of the possibility that some proponents <u>may attempt to evade</u> the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals in their own names. The Commission wishes to make it clear that <u>such tactics</u> may result in measures such as the granting of requests by the affected managements for a "no action letter" concerning the omission from their proxy materials of the proposals at issue. [Emphasis added]

The plain language of the Exchange Act Release indicates that the foul is the "attempt to evade" the limitations "through various maneuvers."

There is no such attempt or maneuver involved with respect to the FEAOX 2007 Proposal and the Borelli Proposal as follows:

- The FEAOX and Mr. Borelli are not the same legal entity. The FEAOX is a class of shares of the Coventry Funds Trust, a trust registered under the Investment Company Act of 1940. Mr. Borelli is an individual.

- As the investment adviser to the FEAOX, Action Fund Management, LLC (the "AFM") has only limited authority to take action on behalf of the FEAOX. While Mr. Borelli is a principal of the AFM, he does not control the AFM.

- Mr. Borelli purchased his shares of GE on March 10, 2004, prior to the existence of the FEAOX. Mr. Borelli purchased the shares of GE for investment purposes and not for purposes of evading the Exchange Act Release. When Mr. Borelli purchased his GE shares, he did not foresee that he would be filing a shareholder proposal with GE.

- The FEAOX purchased its shares of GE on or about March 3, 2005 for investment purposes and not for the purpose of evading the Exchange Act Release. When the FEAOX purchased its shares of GE, neither it nor AFM foresaw that the FEAOX would file a shareholder proposal with GE.

- There has been no effort on the part of the FEAOX, AFM or Mr. Borelli to conceal that they are related to each other.

These facts pertaining to separate ownership and control, unrelated purchase dates, lack of intent to violate the rules and full disclosure of relationships clearly indicate that there was no "attempt to evade" through any "maneuvers" the limitations set forth in the Exchange Act Release.

Additionally, because there was no "attempt to evade" the limitations of the Exchange Act Release, should the Staff decide that the FEAOX 2007 Proposal and Borelli Proposal are submitted by the same proponent, it would be excessive and unwarranted to exclude both proposals.

Please contact me if you have any further questions at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: David M. Stuart, General Electric Company
Ronald O. Mueller, Gibson, Dunn & Crutcher LLP

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 24, 2007

Direct Dial
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32016-00092

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposals of Thomas J. Borelli, Ph.D. and the Free Enterprise Action Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter supplements the no-action requests filed on December 8, 2006 (the "Exclusion Notice(s)"), on behalf of our client, General Electric Company ("GE"), in which we notified the staff of the Division of Corporation Finance (the "Staff") that GE intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") a shareowner proposal and statements in support thereof received from the Free Enterprise Action Fund (the "FEAF") regarding global warming (the "Global Warming Proposal") and a proposal submitted under the name of Thomas J. Borelli, Ph.D. regarding a "business social responsibility" report (the "Business Responsibility Proposal," and collectively, the "Proposals").

We address below certain points raised by Steven J. Milloy, Esq. in a letter relating to the Global Warming Proposal dated December 19, 2006, and in a letter relating to the Business Responsibility Proposal dated December 27, 2006 (the "Proponent Letters," attached hereto as Exhibits A and B, respectively). In addition, as discussed below, subsequent to filing the Exclusion Notices, we learned certain facts that we believe establish that the Global Warming Proposal and the Business Responsibility Proposal are both sponsored by the FEAF. Thus, pursuant to this letter, we hereby inform the Staff of our belief that, in addition to the bases set forth in the Exclusion Notices, GE may exclude the Proposals pursuant to Rule 14a-8(f), because the FEAF has submitted more than one proposal to GE for consideration at the 2007 Annual Shareowners Meeting in contravention of Rule 14a-8(c).

I. Certain Statements in the Proponent Letters Are Not Accurate.

We believe that certain statements in the Proponent Letters mischaracterize the Proposals and mischaracterize Staff precedent.

In the letter addressing the Global Warming Proposal, Mr. Milloy states, "The instant Proposal differs from that in *General Electric Company* [the "2006 Global Warming Proposal," a proposal considered by the Staff last year and cited in Note 1 of our Exclusion Notice relating to the Global Warming Proposal] only in that the Proposal's Supporting Statement has been updated with new and relevant arguments addressing the economic aspects of GE's global warming policy." In fact, as evident by a review of the 2006 Global Warming Proposal, a copy of which is attached hereto as Exhibit C, the supporting statements for the Global Warming Proposal are completely different than those of the 2006 Global Warming Proposal and relate almost exclusively to assertions about GE lobbying activities. For the reasons addressed in our Exclusion Notice, these new statements clearly direct the focus of the Global Warming Proposal to a matter relating to GE's ordinary business operations, and therefore we believe the Global Warming Proposal is excludable under Rule 14a-8(i)(7).[1]

Mr. Milloy's letters with respect to both Proposals also assert that the Staff's decision in *PepsiCo Inc.* (avail. Mar. 3, 2006) overrule other precedent cited in our no-action requests. In fact, *PepsiCo* is consistent with the *Wyeth* (avail. Jan. 23, 2004) letter we cite, in which a single reference to a particular topic in a supporting statement does not shift the thrust of a proposal otherwise addressing broad social policy issues. In contrast to the supporting statements in *PepsiCo* and *Wyeth*, the supporting statements in the Proposals repeatedly address GE's ordinary

---

[1] To the extent the Global Warming Proposal could be read to address the "cost and benefits of GE's global warming policy," as asserted on page 4 of Mr. Milloy's letter relating to the Global Warming Proposal, that likewise implicates GE's ordinary business operations, allowing the Global Warming Proposal to be excluded under Rule 14a-8(i)(7). See *The Dow Chemical Co. (Church of the Brethren Benefit Trust)* (avail. Feb. 23, 2005), in which the Staff concurred that the company could exclude a shareowner proposal requesting a report describing the reputational and financial impact of an environmental policy on Rule 14a-8(i)(7) grounds because it related to the company's "ordinary business operations (*i.e.*, evaluation of risks and liabilities)."

business matters.[2] Thus, like the precedent set forth in our Exclusion Notices, the focus of the Proposals makes it clear that they are primarily concerned with GE's lobbying and participation in public policy debates with respect to specific initiatives. Because these matters implicate GE's ordinary business operations, the Proposals are excludable under Rule 14a-8(i)(7).

II. The Proposals Are Submitted by the Same Proponent.

Rule 14a-8(c) states, "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When it adopted the one-proposal limitation in 1983, the Commission noted that the purpose of the limitation is "to reduce issuer costs and to improve the readability of proxy statements." Exchange Act Release No. 20091 (August 16, 1983). Moreover, the Commission specifically has stated that attempts to evade Rule 14a-8's limitation on the number of shareowner proposals that may be submitted can result in exclusion of proposals. In Exchange Act Release No. 12999 (November 22, 1976) (the "1976 Release"), when the Commission first adopted a limit on the number of proposals that a shareowner could submit, the Commission stated:

> In connection with [adopting a limit, which at the time was two shareowner proposals per proponent], the Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a "no-action" letter concerning the omission from their proxy materials of the proposals at issue. (*footnotes omitted*).

Subsequent to submitting the Exclusion Notices, we became aware of information indicating that FEAF and Mr. Borelli are using securities that are under common control to

---

[2] In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but that the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." The 1998 Release stated that two central considerations underlie Rule 14a-8(i)(7). First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. The Commission stated that the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

submit more than one proposal on FEAF's behalf. Specifically, FEAF is claiming to be the proponent of both of the Proposals. In a FEAF press release titled "Free Enterprise Action Fund (Ticker: FEAOX) Announces 2006 Accomplishments and 2007 Goals" (dated Nov. 20, 2006) (*available at* http://freeenterpriseactionfund.com/release112006.htm), a copy of which is attached hereto as Exhibit D, FEAF states:

> **General Electric.** FEAOX is supporting a proposal requesting the company prepare a "Business Social Responsibility" report describing the company's effort to reduce the adverse impact of unmeritorious litigation (lawsuit/tort reform), regulations (e.g., Sarbanes-Oxley reform) and taxes (i.e., tax reform) on the company as well as its efforts to promote free-enterprise principles and public policies. The regulatory burdens of taxes and regulations harms [sic] shareholders and increased public understanding of the philosophical basis of capitalism will help defend the company from attacks from opportunistic politicians.

Likewise, in the same press release, FEAF twice claims that it was the proponent of the 2006 Global Warming Proposal that was submitted to GE last year, even though that proposal was submitted under the name of Mr. Borelli. Specifically, FEAF states:

> FEAOX's proposal requesting that these companies justify their support for global warming laws and regulations garnered enough votes to allow us to pursue the issue at 2007 shareholder meetings. GE asked the U.S. Securities and Exchange Commission to allow the company to block [sic] FEAOX's proposal from appearing in its proxy statement, but FEAOX persuaded the SEC to deny GE's request.

Later in the same release FEAF states, "FEAOX has also re-filed ***its*** Global Warming Report proposal. " (*emphasis added*).

Additional facts further support that Mr. Borelli is a nominal proponent for the FEAF and that securities under common control are being used to submit the Proposals on FEAF's behalf. For example, both the Proponent Letter relating to the Global Warming Proposal and the Proponent Letter addressing the Business Responsibility Proposal are signed by Mr. Milloy in his capacity as "Managing Partner & General Counsel." In addition, FEAF's fund prospectus states that Action Fund Management, LLC, which serves as FEAF's investment advisor "is owned and controlled by Steven J. Milloy and Thomas J. Borelli." http://freeenterpriseactionfund.com/pdfs/free_enterprise_prospectus.pdf.

A review of other shareowner proposals submitted by FEAF also demonstrates that it – and not Mr. Borelli – appears to be the proponent of the Business Responsibility Proposal. For example, FEAF submitted a proposal that is substantially identical to the Business Responsibility Proposal to at least two other companies. *See Pfizer Inc.* (no-action request dated Dec. 19, 2006); *Bank of America Corp.* (no-action request dated Dec. 27, 2006).

Based on FEAF's own statements with respect to the proposals that Mr. Borelli submitted to GE this year and last year and the extensive relationship between Mr. Borelli and FEAF, we believe that Mr. Borelli was a nominal proponent for the FEAF in submitting the Business Responsibility Proposal in an attempt to allow FEAF to submit more proposals than would otherwise be permissible under Rule 14a-8(c).

For these reasons, we believe that the Commission's statement in the 1976 Release regarding individuals who "attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit [proposals] in their own names" is applicable to the Proposals. Moreover, although the facts in GE's situation vary to some extent, the Staff's decision in *TRW Inc.* (avail. Jan. 24, 2001) is instructive. In *TRW*, the Staff concurred that TRW could exclude a shareowner proposal because the shareowner was a "nominal proponent" for someone not eligible to submit the proposal. To the same effect, Mr. Borelli is the nominal proponent for the FEAF, who is not eligible to submit the Business Responsibility Proposal because the FEAF previously submitted the Global Warming Proposal. In fact, four of the five factors cited by TRW in its letter to the Staff also exist with respect to the Business Responsibility Proposal: FEAF's submission of the Business Responsibility Proposal to other companies demonstrates it is really FEAF's proposal, FEAF is taking credit for shareowner proposals submitted by Mr. Borelli, FEAF (through its Managing Partner & General Counsel) appears to be doing substantially all the work in supporting the Business Responsibility Proposal and FEAF would not itself be able to submit the Business Responsibility Proposal to GE due to the one-proposal limitation in Rule 14a-8(c).

Based on the foregoing, we request that (in addition to the bases for exclusion cited in our Exclusion Notices) the Staff concur that GE may exclude the Proposals from the 2007 Proxy Materials pursuant to Rule 14a-8(f) because the FEAF exceeded the one-proposal limitation in Rule 14a-8(c). *See, e.g., General Motors Corp.* (avail. Mar. 31, 2003) (permitting exclusion of two proposals submitted by the same shareowner proponent "because the proponent exceeded the one-proposal limitation in rule 14a-8(c) "). *See also AT&T Corp.* (avail. Feb. 19, 2004) (concurring that the company may "exclude the proposals under rule 14a-8(f) because the proponent exceeded the one proposal limitation in rule 14a-8(c)"); *Ford Motor Co.* (avail. Apr. 4, 2003) (same); *Citigroup Inc.* (avail. Feb. 26, 2002) (same). We note that GE need not have notified Mr. Borelli or the FEAF that the Proposals violated Rule 14a-8(c) because the facts set forth above came to GE's attention well after the fourteen day period for notifying them of any procedural deficiency and because the defect cannot be remedied.[3]

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

ROM/eai
Enclosures

cc: David M. Stuart, General Electric Company
Thomas J. Borelli, Ph.D.
Steven J. Milloy, Action Fund Management, LLC/Free Enterprise Action Fund

100153088_4.DOC

[3] In this regard, the Staff has stated, "The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied." Section D.6.c. of Staff Legal Bulletin No. 14 (July 13, 2001). *See also The Dow Chemical Co.* (avail. Mar. 2, 2006).

EXHIBIT A

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

December 19, 2006

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: General Electric Company; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the December 8, 2006 request by General Electric Company ("GE" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with GE's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable from GE's 2007 proxy materials pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX. FEAOX believes the Proposal is not excludable for any of the reasons claimed by GE.

THE PROPOSAL

The Proposal states in its entirety:

Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss the:

1. Specific scientific data and studies relied on to formulate GE's climate policy.
2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.
3. Estimates of costs and benefits to GE of its climate policy.

Supporting Statement:

In May 2005, GE announced its "Ecomagination" marketing initiative – a "strategy to respond to the needs of GE customers for technological solutions to environmental regulatory requirements." We support GE's effort to sell cost-effective, fuel-efficient technology that benefits customers and the economy, and meets regulatory requirements. That is good business.

But we believe GE has gone beyond the bounds of simply helping customers to meet existing regulatory requirements. GE is working to impose new, more stringent government regulations that will raise energy costs and reduce energy availability without providing significant, or even measurable, environmental benefits. In particular, GE is lobbying lawmakers, and even supporting politicized activists in hopes of enacting greenhouse gas laws similar to the Kyoto Protocol.

We are concerned that GE's lobbying for stringent global warming regulation will adversely impact: (1) GE's customers and shareowners; (2) the customers and shareowners of other businesses; (3) consumers, particularly GE retirees and others on fixed incomes; and (4) the economy.

GE's business prospects ought not depend on government-mandated interest in certain of its products. Rather, GE's success depends on free markets and a healthy, growing global economy. Stifled economic growth or a downturn – which could be brought on or exacerbated by global warming regulation – will likely adversely impact GE, as the company acknowledged in its 2005 annual report.

So-called "regulatory certainty" – the notion that business planning is facilitated by a certain regulatory environment – is an invalid argument for seeking costly global warming regulation since the only certainty is that the regulations will likely only become more stringent and expensive. GE will not be able to dictate events once the regulatory regime it advocates is enacted.

We are simply asking GE to disclose to shareholders whether its lobbying for global warming restrictions is based on a due diligence-type review and analysis of pertinent facts or perhaps has its roots in appeasement of anti-business environmental activists or public relations.

If GE can find willing buyers for Ecomagination products, that's good business. But GE's lobbying to enact laws and regulations that would potentially raise energy prices, harm the economy and adversely impact GE – without conducting the appropriate due diligence – is bad business.

GE founder Thomas Edison once said, "I find out what the world needs, then I proceed to invent." Is junk science-based global warming regulation what the world needs?

RESPONSE TO GE's CLAIMS

I. Summary of the Proposal

The Proposal requests that GE report to shareholders on the scientific and economic bases for the Company's global warming policy. The Proposal is substantially the same as that in *General Electric Company (Jan. 17, 2006)* – a proposal that the Staff has already determined was not excludable from GE's 2006 proxy materials.

The instant Proposal differs from that in *General Electric Company* only in that the Proposal's Supporting Statement has been updated with new and relevant arguments addressing the economic aspects of GE's global warming policy.

The updated Supporting Statement does not change the intent of the Proposal. The mere fact that the Supporting Statement has been updated does not render the Proposal excludable. Despite its claim that the updated Supporting Statement somehow renders the Proposal excludable, GE offers no factual basis whatsoever, or any applicable legal basis for its request.

The Supporting Statement, in fact, quite plainly states that its purpose is to request disclosure to shareholders from GE about its global warming policy – a subject that the Staff has already ruled is a significant social policy issue that transcends excludability based on ordinary business operations. Contrary to GE's assertion, the Proposal is not aimed at involving GE in any political process – and GE offers no factual evidence to support is assertion.

Moreover and as discussed in more detail below, GE erroneously cites Staff interpretation and out-dated, irrelevant or clearly distinguishable precedent in asserting its arguments.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

A. The Supporting Statement does not render the Proposal excludable.

GE materially mis-cites Staff Legal Bulletin No. 14C, part D.2 (June 28. 2005) as providing a basis for excluding the Proposal.

Part D.2 of the Staff Legal Bulletin states in relevant part,

> In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. <u>To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.</u> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7). [Emphasis added]

So while it is true that it is Staff policy to consider the Proposal and Supporting Statement as a whole, GE <u>omits</u> mention of the key sentence in Part D.2 and, therefore, entirely mis-communicates the meaning and purpose of Staff policy.

Part D.2 clearly states that a proposal is excludable when the "proposal and supporting statement focus on the company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely impact the environment or the public's health..."

The Proposal and Supporting Statement in no way request –expressly or by inference – a report that has anything to do with GE's internal assessment of the risks and liabilities associated with its global warming policy.

GE has not asserted that or described how the Proposal or Supporting Statement requests an "internal assessment of risks and liabilities." Accordingly, GE's reliance on Part D.2 is without a factual or legal foundation.

The Staff precedent cited by GE is irrelevant to the Proposal.

GE cites *General Electric Company (Jan. 10, 2005)* apparently for the proposition that a proposal and supporting statement cannot address two separate and distinct matters (the proposal related to the significant social policy issue of executive compensation while the supporting statement addressed the ordinary business matter of smoking in movies). This is irrelevant with respect to the Proposal since the Proposal and Supporting Statement both focus on the same issue – the significant social policy issue that is GE's global warming policy.

GE cites *Correction Corporation of America (Mar. 15, 2006)* apparently for the proposition that a proposal and supporting statement must address the same matter (the proposal was excludable where the resolution address a specific compensation policy but the supporting statement focused on general compensation matters). This is irrelevant with respect to the Proposal since both the Proposal and Supporting Statement focus on the costs and benefits of GE's global warming policy.

Other than by mere reference to these prior Staff decisions, GE does not explain how either precedent is relevant to the Proposal.

GE attempts to assert as somehow meaningful certain prior Staff decisions concerning charitable giving proposals. Not only although is it unclear how those Staff decisions are relevant to the Proposal, those decisions appear to have been overruled by the Staff decision in *PepsiCo, Inc. (Mar. 3, 2006)*.

GE cites *Wyeth (Jan. 23, 2004)* as an example of where the Staff determined that a company could not exclude a proposal requesting it to refrain from making charitable contributions where the supporting statement did not shift the focus of the proposal to a specific type of charitable organization. In contrast, GE states, the Staff allowed the company in *Bank of American (Jan. 24, 2003)* to exclude a proposal where the supporting statement shifted the focus to a particular type of charitable organization from the generic sort of "resolved" clause used in *Wyeth*. GE also cites *American Home Products (Mar. 4, 2002)* and *Schering-Plough (Mar. 4, 2002)* for the same assertion.

But in *PepsiCo Inc. (Mar 3, 2006)*, the Staff ruled that the company <u>could not</u> exclude a proposal where the proposal focused on charitable contributions generally, but the supporting statement specifically mentioned company charitable contributions to the Rainbow/PUSH organization. *PepsiCo Inc.*, therefore, appears to overrule decisions made in *Wyeth, American Home Products* and *Schering-Plough*.

In any event, the Proposal and the Supporting Statement both address GE's global warming policy in the same manner and GE has not shown that they do not.

The specific language in the Supporting Statement that GE appears to object to is:

- We are concerned that GE's lobbying for stringent global warming regulation will adversely impact: (1) GE's customers and shareowners; (2) the customers and shareowners of other businesses; (3) consumers, particularly GE retirees and others on fixed incomes; and (4) the economy.
- So-called "regulatory certainty" – the notion that business planning is facilitated by a certain regulatory environment – is an invalid argument for seeking costly global warming regulation since the only certainty is that the regulations will likely only become more stringent and expensive.
- But GE's lobbying to enact laws and regulations that would potentially raise energy prices, harm the economy and adversely impact GE – without conducting the appropriate due diligence – is bad business.

GE asserts that these statements indicate that the "thrust and focus" of the Proposal is on GE's lobbying activities. But these statements are mere argument that may aid shareholders in determining whether to vote for or against the Proposal. They do not change the intent of the Proposal. Unless a Supporting Statement is false and misleading – which has not been alleged by GE – it should not be a basis for excluding a shareholder proposal.

The Proposal addresses GE's advocacy of its global warming policy in the same manner as in *General Electric Company (January 17, 2006)* – that is, the Instant Proposal and the proposal in *General Electric Company (January 17, 2006)* request GE to disclose to shareholders the scientific bases, and costs and benefits of GE's public policy of advocating for global warming regulation. After all, the Proposal's Supporting Statement quite clearly states,

> We are simply asking GE to disclose to shareholders whether its lobbying for global warming restrictions is based on a due diligence-type review and analysis of pertinent facts or perhaps has its roots in appeasement of anti-business environmental activists or public relations.

The Supporting Statement does not inappropriately indicate any desire to modify or stop GE's lobbying activities. Rather, it simply requests disclosure about them. Such a request is permissible under *General Electric Company (January 17, 2006)* since in that decision, the Staff rejected GE's argument that its Ecomagination initiative was merely a marketing strategy. The Staff's decision indicated that GE's advocacy of global warming, including its lobbying activities concerning global warming, were properly the subject of a shareholder proposal.

The Proposal and Supporting Statement specifically request a report on:

1. The relevant scientific data and studies supporting GE's global warming policy;
2. GE's assessment of whether human activity will alter global activity;
3. GE's assessment of whether climate change is necessarily undesirable;
4. GE's assessment of whether a cost-effective strategy [by society generally] for mitigating an undesirable change is practical; and
5. Estimates of the costs and benefits to GE of such policy.

In essence, the Proposal asks two questions:

1. What does GE know about global warming?; and
2. What are the actual impacts on GE of its global warming policy?

None of these requests ask for any sort of "internal assessment of risks and liabilities." The Proposal focuses on the facts that are "here and now." It does not request that GE speculate on potential hypothetical business risks or legal liabilities. Accordingly, the Proposal does not address GE's ordinary business operations in an excludable manner.

B. The Proposal does not improperly address GE's political activities.

Contrary to GE's assertion, the Proposal does not seek "to allow shareholders in intervene in a routine business operation of GE..."

Again, GE offers no evidence or explanation to support this assertion. Without supporting facts, a bald-faced assertion cannot stand.

The plain fact is that the Proposal requests a report on the significant social policy issue that is GE's global warming policy. GE does not explain how the report requested by the Proposal is tantamount to "intervention in a routine business operation" – particularly since the Proposal is the same as in *General Electric Company (January 17, 2006).*

GE cites *Philip Morris Companies Inc. (Jan. 3, 1999), General Motors Corp. (Mar. 17, 1993)* and *NiSource Inc. (Mar. 22, 2002)* for the proposition that shareholder proposals may not request that companies alter their legislative lobbying activities. But the Proposal only requests a report. It does not seek to alter GE's legislative lobbying. GE offers no evidence – because there is none – to support its assertion that the Proposal somehow seeks to change GE's lobbying activities. These prior Staff decisions are irrelevant to the Proposal.

The Staff decision in *Microsoft Corp (Sept. 29, 2006)* – which incidentally remains under appeal with the Staff – is distinguishable in two main ways from the Proposal. First, the Staff has already permitted the same Proposal in *General Electric Company (Jan. 17, 2006).* Next, as GE points out, the proposal in *Microsoft Corp.* called for the company to speculate about future impacts. The Proposal, in contrast, calls for GE to report on the actual costs and benefits to GE resulting from its global warming policy. GE does not explain how the Proposal is akin to the one in *Microsoft Corp.*

GE's reliance on *International Business Operations (Mar. 2, 2000), Niagara Mohawk Holdings, Inc. (Mar. 5, 2001)* and *Electronic Data Systems (Mar. 24, 2000)* is misplaced since these proposals sought reports that the Staff concluded appear directed at involving the companies in the political or legislative process relating to their operations.

First, the Proposal does not seek to involve GE in any political or legislative process. The Proposal quite clearly states in the Supporting Statement:

> We are simply asking GE to disclose to shareholders whether its lobbying for global warming restrictions is based on a due diligence-type review and analysis of pertinent facts or perhaps has its roots in appeasement of anti-business environmental activists or public relations.

It's a statement of intent that couldn't be plainer. It neither explicitly nor implicitly requests GE to alter its lobbying activities in any manner whatsoever.

GE's reliance on *American Telephone and Telegraph Co. (Jan 11, 1984)* is also misplaced. The Staff has already ruled that global warming is a significant social policy issue that transcends excludability based on the ordinary business operations rule. *ExxonMobil Corp. (Mar. 4, 2004)* is similarly irrelevant.

Finally, GE erroneously asserts that the Proposal "focuses on a particular type of law and regulation applicable to GE's products and business operations." The Proposal simply requests disclosure of the scientific and economic bases for GE's global warming policy – a request already ruled not excludable by the Staff in *General Electric Company (Jan. 17, 2006)*. GE fails to describe how the Proposal improperly focuses on laws and regulations applicable to its business.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject GE's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and GE and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to GE and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from GE or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or GE's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: David M. Stuart, General Electric Company
Ronald O. Mueller, Gibson, Dunn & Crutcher LLP

EXHIBIT B

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

December 27, 2006

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: General Electric Company; Shareowner Proposal of Thomas J. Borelli; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of Thomas J. Borelli in response to the December 8, 2006 request by the General Electric Company. ("GE" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with GE's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

We believe the Proposal is not excludable for any of the reasons claimed by GE.

THE PROPOSAL

The Proposal states in its entirety:

Business Social Responsibility Report

Resolved: The shareholders request that the Board of Directors prepare by November 2007, at reasonable expense and omitting proprietary information, a Business Social Responsibility Report. The report may include a description of Company activity and plans with respect to:

1. Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).
2. Promoting key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value.
3. Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise nonprofit groups, public relations and participation in effective business trade organizations.

Supporting Statement:

Shareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities

Shareholders have the right to know to what extent management is meeting this expectation.

Frivolous litigation, excessive jury verdicts, excessive legal fees and class action lawsuit abuse; unnecessarily burdensome federal and state laws and regulations; high corporate taxes; and other anti-business circumstances and conditions may create a business environment that is not conducive to management's main responsibility – increasing shareholder value.

Frivolous lawsuits are a persistent drag on economic growth and prosperity, costing an estimated $200 billion per year according to the Manhattan Institute. Beyond this significant drag on the economy, lawsuits can devastate companies and entire industries.

Compliance with the Sarbanes-Oxley Act of 2002 (SOX) is unduly burdensome. The net private cost of SOX has been estimated to be as much as $1.4 trillion, according to a February 2005 study from the University of Rochester, while SOX's benefits are, at best, intangible and difficult to quantify.

The current federal corporate income tax is complex, costly, and burdensome for businesses. Federal tax laws and regulations exceed 50,000 pages. Annual tax compliance costs may reach $200 billion per year. The U.S. has the second-highest corporate tax rate among 69 countries, according to the Cato Institute.

The 2003 dividend-tax cut reduced the cost of owning stock and encouraged firms to pay out dividend checks to shareholders, and enabled Fortune 500 companies to pay $60 billion more in dividends checks than before, according to the Cato Institute.

Businesses provide myriad social benefits including: valuable goods and services, jobs and related benefits, individual and societal wealth creation, technological innovation, and tax revenues.

Failing to promote the social value of business and its philosophical basis (i.e., capitalism and free enterprise), and failing to defend business from unmeritorious and harmful attacks by opportunistic politicians and anti-business social activists, businesses risk losing the battle for public opinion. The loss of public esteem may subject business to greater government regulation, increased lawsuit pressure and higher taxes – all of which contribute to a more hostile business environment that may harm shareholder value.

RESPONSE TO GE's CLAIMS

I. Summary of the Proposal

The Proposal requests that GE prepare a report for shareholders describing what, if any, activities the Company is undertaking to improve the general environment for the conduct of business ("business environment"). The Company already issues an annual report[1] (the

[1] *See e.g.,* General Electric Company, "Solving BIG Needs", http://www.ge.com/files/usa/citizenship/pdf/GE_2006_citizen_06rep.pdf.

"Citizenship Report") to shareholders about what activities GE engages in to improve the social and natural environment. The Citizenship Report addresses issues such as human rights; environment health and safety; and public policy.

The Proposal takes the view that the business environment is as significant a social policy issue as the environment, human rights and the other social issues addressed by GE in its Citizenship Report.

The Proposal requests information about what GE is doing to improve the business environment. Potential topics of interest to shareholders mentioned in the Proposal include reducing the impacts of unmeritorious litigation; reducing unnecessarily burdensome laws and regulations; reducing taxes; promoting pro-free enterprise principles and policies; and promoting the social benefits of business and the virtues of capitalism.

Significantly, none of these issues <u>must</u> be included in the report. The Proposal clearly states that GE "may" include them in the report.

The Proposal does not request that GE taken any action other than to report to shareholders. The broad discretion the Proposal provides to GE in producing the report – particularly with respect to what subject areas and information GE chooses to include – precludes GE from arguing that the Proposal aims at involving GE in specific political and legislative activities. The Proposal merely asks, generally, for a report on what GE is doing to improve the business environment.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

GE erroneously claims that the report is focused on involving GE in public policy debates and lobbying on specific matters. First, the Proposal only asks for a report in the nature of disclosure. Second, the Proposal provides GE with broad discretion in choosing what topics to include in the report. The broad discretion given to GE means that the Proposal is not intended to involve GE in any specific public policy debates or legislative activities. Moreover, the Proposal cannot possibly seek to involve GE in lobbying since shareholders have no idea what GE may or may not be doing with regard to such activities. GE may already be involved in lobbying activities, in which case GE's argument fails since the Company would already be involved in lobbying.

Contrary to GE's assertion, the Proposal's supporting statement (the "Supporting Statement") does not convert the Proposal into a vote on an ordinary business matter. The Supporting Statement, as its name implies, merely argues for the need for the report requested by the Proposal. A vote on the Proposal cannot possibly constitute a vote on ordinary business since shareholders would have no idea about what GE is doing with respect to the business environment issues addressed by the Proposal. A vote for the Proposal is merely a vote for disclosure. GE fails to explain specifically how the Proposal would be a vote concerning ordinary business operations. Accordingly, *General Electric Company (Jan. 10, 2005)* and *Corrections Corporation of America (Mar.15, 2000)* are irrelevant top the matter at hand.

GE's effort to link the Proposal with prior Staff determinations concerning charitable contributions also fails since the Staff determinations cited – including *Bank of America (Jan. 24, 2003), American Home Products (Mar. 4, 2002),* and *Schering Plough (Mar. 4, 2002)* – appear to have been superceded by the Staff determination in *PepsiCo Inc. (Mar. 3, 2006).* In *PepsiCo Inc.*, the proposal was not excludable even though its "resolved" clause addressed charitable contributions generally but its supporting statement mentioned specific charitable donations.

III. The Proposal does not attempt to involve GE in public policy discussions regarding specific legislative and regulatory initiatives that address GE's business.

The Proposal only asks for a report that is in the nature of disclosure. The report cannot legally compel or otherwise induce GE to take any specific action.

GE's references to prior staff determinations do not appear relevant to the Proposal:

- *International Business Machines (Jan. 21, 2002)* is distinguishable because in that case the proposal called for the company to take direct action – i.e., to "[j]oin other corporations in support of a properly financed national health insurance system." In contrast, the instant Proposal only requests a report.

- *Microsoft Corp. (Sep. 29, 2006)* remains under appeal with the Staff and Commission by its proponent. In any event, that proposal requested that the company explain why it was involved in specific lobbying activities. In contrast, the Proposal requests a report on general activities GE is undertaking to improve the general business environment, not one addressing specific legislative activities.

- *General Electric Co. (Jan. 17, 2006), Verizon Communications (Jan. 31, 2006)* and *Citigroup Inc. (Jan. 26, 2006)* are distinguishable because those proposals requested the companies to speculate specifically on the impacts of a hypothetical flat tax on the companies, a specific legislative area. In contrast, the Proposal requests a report on general activities GE is undertaking to improve the general business environment, not one addressing specific legislative activities.

- *Niagara Mohawk Holdings Inc. (Mar. 5, 2001)* and *Electronic Data Systems (Mar. 24, 2000)* are distinguishable because those proposals would have involved the company in specific ongoing political and legislative processes. In contrast, the Proposal requests a report on general activities GE is undertaking to improve the general business environment, not one addressing specific legislative activities.

Contrary to GE's assertion, the Proposal does not focus on specific legislative initiatives applicable to GE's products and business operations. Although the Proposal does states several areas of interest to shareholders – e.g., tort reform, tax reform, and regulatory reform – these areas are <u>optional</u> for inclusion in the report. The Proposal only states, for example, that GE <u>may</u> report on what the Company is doing with respect to unmeritorious litigation. But inclusion in the report of that specific topic is not required – nor is any other topic mentioned in the Proposal required to be included in the report. Because the Proposal is open ended and provides GE with broad discretion, the Proposal cannot be described as intended to involve GE in specific legislative activities. GE may, in fact, decide to exclude any particular activity or areas from its report.

IV. The Proposal addresses significant social policy issues that are not excludable as ordinary business operations.

The Proposal asks GE to report on what the Company is doing to improve the business environment – a significant social policy issue akin to the numerous environment, human rights and labor issues that the Staff has previously determined to be not excludable under the ordinary business operations exception of Rule 14a-8(i)(7) and that GE already addresses in its annual Citizenship Report. The Proposal does not require GE to focus on any specific Company efforts. It provides GE with great latitude in producing the report.

The follow references by GE are irrelevant to the Proposal:

- *General Electric Company (Feb. 10, 2000)* is not relevant because that proposal would have directed the company to follow specific accounting methods.

- *Medallion Financial Bank (May 11, 2004)* is not relevant because that proposal directed the company on how to enhance shareholder value;

- *E*Trade Group, Inc. (Oct.31, 2000)* is not relevant because that proposal apparently mixed some ordinary business matters in with social policy issues. In contrast, the Proposal addresses a single significant social policy issue (i.e., reporting on what the company is doing to improve the business environment) that transcends ordinary business operations.

- *Wal-Mart Stores, Inc. (Mar. 15, 1999)* is not relevant because that proposal was clearly aimed at directing the company to take specific actions (e.g., not purchasing goods made with child labor).

The Proposal provides GE with broad discretion in addressing a significant social policy issue. Nothing in the Proposal is mandatory. GE can include or omit whatever of its activities it desires. Moreover, even if the Proposal receives a majority of the shareholder vote, it is not binding on management. GE's claim that the Proposal attempts to involve the Company in specific legislative activities is unsupported by the facts and relevant precedent.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject GE's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and GE and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to GE and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from GE or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or GE's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
David M. Stuart, GE

EXHIBIT C

Thomas J. Borelli
173 Oakland Avenue
Eastchester, NY 10709
Tel: 914.793.2213
Fax: 914.931.5980

Post-it® Fax Note 7671	Date 10/31	# of pages ▶ 4
To BENJAMIN HEINEMAN	From TOM BORELLI	
Co./Dept	Co.	
Phone #	Phone # 301-258-2852	
Fax # 203-373-2884	Fax #	

October 31, 2005

Mr. Benjamin W. Heineman
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RECEIVED
OCT 31 2005
B. W. HEINEMAN, JR

Dear Mr. Heineman:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I am the beneficial owner of approximately 85 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of my beneficial ownership of the afore-mentioned Company stock.

The Proposal is submitted in order to promote shareholder value by ensuring that Company policy on climate change is based on sound science and economic analyses.

My designated representative on this matter is Mr. Steven J. Milloy of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Either I or Mr. Milloy will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact my Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy, c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Thomas J Borelli

Thomas J. Borelli
Owner of GE Common Stock

Enclosures: Shareholder Resolution: Global Warming Science
Letter from Merrill Lynch

Cc. Steven J. Milloy, Action Fund Management, LLC

Global Warming Science

Whereas:

GE's main responsibility is to create shareholder value. Company policy should be based on sound scientific and economic analyses and not appeasement of external activist groups. Policy based on faulty analyses or external pressure may reduce shareholder value. [See http://www.FreeEnterpriseActionFund.com.]

Whereas:

Calls to mitigate alleged manmade climate change rely on suppositions that manmade greenhouse gas (GHG) emissions significantly impact global climate; that such climate change will necessarily be undesirable; and that cost-effective action can mitigate undesirable climate change.

Whereas:

The GE 2005 Citizenship Report states that GE strives to base its public policy positions on sound facts, detailed analysis and consideration of competing values, and that GHG emissions need to be reduced around the world.

GE's Ecomagination initiative is partly based on the supposition that human activity harms global climate and that GHG emissions reductions will mitigate harm.

Ecomagination's public roll-out included the Word Resources Institute, an environmental organization supporting GHG emission reductions.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors report to shareholders on the scientific and economic analyses relevant to GE's climate change policy, omitting proprietary information and at reasonable cost.

This report should discuss the:

1. Specific scientific data and studies relied on to formulate GE's climate change policy.

2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.

3. Estimates of costs and benefits to GE of its climate change policy.

Supporting Statement:

Climate varies significantly because of natural causes. [National Academy of Sciences (NAS), Natural Climate Variability on Decade-to-Century Time Scales, 1995.] Twentieth century temperature trends do not correlate well with concurrent trends in manmade GHG emissions. [Sallie Baliunas, Lecture #758, Heritage Foundation, http://www.heritage.org/Research/EnergyandEnvironment/HL758.cfm.]

The mathematical models that attempt to predict future climate change resulting from manmade GHG emissions have not been validated against historical climate data [NAS, Reconciling Observations of Global Temperature Change, 2000.] No existing model predicts future global climate with certainty [NAS, Radiative Forcing of Climate Change: Expanding the Concept and Addressing Uncertainties, 2005.]

Warm periods are historically associated with human development and prosperity. The Vikings thrived in Greenland until the 14th century cold period known as the "Little Ice Age," when they abandoned settlements because of encroaching sea ice. The Little Ice Age persisted until the 19th Century and immediately preceded the current warming trend. [NAS 1995.]

The required GHG emission reductions of the Kyoto Protocol may "avoid" just a few hundredths of one degree Centigrade of warming through 2050 at an estimated cost of 0.2% to 2% of GDP per year. [United Nations, Third Assessment Report, 2001.]

The U.S. Senate has rejected mandatory limits on manmade GHG emissions as being too costly relative to uncertain benefits.

EXHIBIT D


FREE ENTERPRISE
ACTION FUND

SYMBOL : FEAOX

Free Enterprise Action Fund (Ticker: FEAOX) Announces 2006 Accomplishments and 2007 Goals

For more info contact: Steve Milloy, 301-258-2852, steve@feafund.com

Washington DC, November 20, 2006 – Action Fund Management, LLC (AFM), investment advisor to the Free Enterprise Action Fund (Ticker: FEAOX) announces its 2006 accomplishments and 2007 goals.

Since launching in March 2005, the Free Enterprise Action Fund (www.FEAOX.com) has yielded a positive financial return while using its institutional shareholder status prod CEOs to focus on increasing shareholder value rather than promoting the anti-business agendas of social activists. By doing so, FEAOX delivered on its goal of providing its investors with an investment vehicle that simultaneously supports their philosophical values of free enterprise and capitalism. "In less than two years in operation we have compiled an impressive record of accomplishments, especially for a new mutual fund," said AFM's Steve Milloy.

FEAOX aims to continue its positive financial performance and expand its shareholder advocacy efforts. "Given the outcome in the recent election, it's important that CEOs lead the charge for pro-growth public policies such as tax reform, Sarbanes Oxley reform and vigorous defense of the principles of capitalism and free enterprise, including property rights and the right to maximize profits," said AFM's Tom Borelli.

"Members of the newly elected Congressional Democrat majority have already announced their intention to hold hearings on executive pay, excessive profits and drug pricing. CEOs will need to step up to the plate and defend their companies' rights. The FEAOX, as shareholder, intends to prod CEOs along if required," said Milloy.

FEAOX's 2005-2006 accomplishments include:

FEAOX Financial Performance

Portfolio
Pricing/Performance
In the Media
News Releases
2005 Annual Report
Proxy Voting

	As of 10-31-06	As of 9-30-06
One Month	2.70%	1.70%
Three Months	6.35%	4.16%
Year-to-date	8.44%	5.59%
Annualized, Since Inception (3-1-05)	6.43%	5.01%
Annualized, 1-year	11.18%	7.39%

Past performance does not guarantee future results. The performance data quoted represents past performance and current returns may be lower or higher. The investment return and net asset value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. To obtain performance information current to the most recent month end, visit www.FEAOX.com or call 1-800-766-3960.

FEAOX Shareholder Advocacy

Some of FEAOX's advocacy accomplishments include:

- **JPMorgan Chase**. FEAOX's shareholder proposal requesting that JPM justify its lobbying for global warming regulation garnered a remarkable 24 percent support from shareholders, prompting the CEO to commence a dialogue with us on the bank's lobbying priorities.

- **Goldman Sachs**. Following the filing of the FEAOX-supported shareholder resolution alleging that former CEO Henry Paulson used shareholder assets to fund his personal environmental interests, CEO Henry Paulson announced that he was taking $100 million of his own Goldman Sachs stock to fund a charity to advance his personal environmental interests.

- **Coca-Cola**. At the Coca-Cola annual meeting, FEAOX defended the company from attack by environmental, labor and student activists. Coke CEO Robert Isdell publicly embraced FEAOX's efforts at the meeting.

- **PepsiCo**, **Citigroup** and **Boeing**. The fund facilitated and supported shareholder resolutions for these companies to disclose corporate contributions to activist groups like Jesse Jackson's Rainbow Push. The resolutions received enough votes to appear in the companies' 2007 proxy statements. PepsiCoasked the U.S. Securities and Exchange Commission to allow the company to block FEAOX's proposal from appearing in its proxy statement, but FEAOX persuaded the SEC to deny PepsiCo's request.

- **GE** and **FedEx**. FEAOX's proposal requesting that these companies justify their support for global warming laws and regulations garnered enough votes to allow us to pursue the issue at 2007 shareholder meetings. GE asked the U.S. Securities and Exchange Commission to allow the company to block. FEAOX's proposal from appearing in its proxy statement, but FEAOX persuaded the SEC to deny GE's request. FEAOX's proposal forced FedEX CEO Frederick Smith to admit at the annual shareolder meeting that the company's global warming efforts were not cost-effective.

- **BP**. The Fund petitioned the U.S. Securities and Exchange Commission to issue a rule (the "BP rule") permitting U.S. investors in certain foreign companies (those that advocate on public policy issues or otherwise have significant social impacts) to have traditional shareholder rights including voting in director elections and submitting shareholder proposals.

FEAOX filed the following shareholder resolutions for next year's shareholder meetings:

- **Goldman Sachs**. FEAOX's proposal requests that the company prepare a "Sustainability Report" addressing shareholder concerns that Goldman Sachs 2004 donation of 680,000 acres of land in Chile was bad for shareholders and the environment. Prior to Goldman's intervention, the land was a site of an innovative sustainable forestry plan that offered to provide jobs, to be environmentally sound and generate revenues up to $150 million/year in perpetuity.

- **Citigroup**. FEAOX's proposal requests that the company prepare an "Equator Principles Right-to-Know Report" providing shareholders with an assessment of the costs and benefits of the company's voluntary adoption of the Equator Principles (EQ). In its Citizenship Report 2005, the company disclosed it rejected 54 of the 74 project finance loans for developing countries because of its adherence to the EQ. Citigroup did not disclose, however, the potential revenue lost as well as the negative social impact of denying loans to the affected countries.

- **Bear Stearns**, **Lehman Brothers**, **Merrill Lynch** and **Morgan Stanley**. FEAOX's proposal requests that the companies prepare a "Sarbanes-Oxley Right-to-Know Report" assessing the impact of the law on its operations including its investment banking business. SOX may be harming the companies through increased compliance costs and a significant reduction in the number of initial public offerings in the U.S.

- **General Electric**. FEAOX is supporting a proposal requesting the company prepare a "Business Social Responsibility" report describing the company's effort to reduce the adverse impact of unmeritorious litigation (lawsuit/tort reform), regulations (e.g., Sarbanes-Oxley reform) and taxes (i.e., tax reform) on the company as well as its efforts to promote free-enterprise principles and public policies. The regulatory burdens of taxes and regulations harms shareholders and increased public understanding of the philosophical basis of capitalism will help defend the company from attacks from opportunistic politicians.

  FEAOX has also re-filed its Global Warming Report proposal.

"We think FEAOX's record of accomplishment is impressive given its youth and small size," said Borelli. "But there's a lot more that needs to be done," Borelli added.

"We're looking forward to a much-needed growth in assets under management so that we can fulfill the FEAOX's goals," said Milloy.

FEAOX is available exclusively through BISYS Fund Services Limited Partnership (applications may be obtained at http://www.FEAOX.com/how.html) and through HSBC.

###

An investor should consider the fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information about the Free Enterprise Action Fund can be found in the fund's prospectus. To obtain a prospectus, please call 1-800-766-3960 or click here. Please read the prospectus carefully before investing.

Mutual fund investing involves risk, including loss of principal.

The Free Enterprise Action Fund is advised by Action Fund Management, LLC., which receives a fee for its services, and is distributed by BISYS Fund Services Limited Partnership, which is not affiliated with Action Fund Management, LLC.



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2006

The proposal requests a report on GE's activity and plans with respect to certain regulatory matters and public policies.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7) as relating to GE's ordinary business operations (i.e., evaluating the impact of government regulation on the company). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Derek Bartel Swanson
Attorney-Adviser